EXHIBIT 99.1

RISK FACTORS

        Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

        Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

All of our revenues and income are expected to be derived from the Bruce Hotel and Casino.

        We anticipate that all of our revenue and income, if any, will be derived from the operations of the Bruce Hotel & Casino. We have no other source of operating revenue. We anticipate that results of operations at the Bruce Hotel & Casino will be lower than historical periods because the gaming casino has been closed for remodeling since March 2005 and is not expected to reopen until the fourth quarter of 2005 or first quarter of 2006.

We have no experience in the hospitality industry

        Prior to our acquisition of Kubuk we were in the business of exploring mineral properties. We have no prior experience in the hospitality or gaming industry. We will rely on the experience and expertise of Tom Liu, our new Chief Executive Officer, and our newly appointed board of directors in the management of the Bruce Hotel & Casino. Mr. Liu has limited experience in managing a public company.

We are subject to extensive regulation from gaming authorities that could adversely affect us.

        As owners and operators of gaming facilities, we are subject to extensive regulation. Governmental authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. The regulatory authorities in Peru may limit, condition, suspend or revoke a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries. We may also be deemed responsible for the acts and conduct of our employees. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. The suspension or revocation of any of our licenses or the levy on us or our subsidiaries of a substantial fine would have a material adverse effect on our business.

        To date, the Bruce Hotel & Casino has demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits and approvals necessary for us to operate our existing gaming facilities. However, like all gaming operators, we must periodically apply to renew our gaming license. We cannot assure you that we will be able to obtain such renewals. In addition, if we expand our gaming operations as planned to increase the number of tables and slot machines, we will have to meet suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming and non-gaming authorities. Accordingly, the regulation and timing of installation and operation of gaming tables and machines may be delayed or restricted.

The availability and cost of financing could have an adverse effect on business.

        We intend to finance our current and future expansion and renovation projects primarily with cash flow from operations and equity or debt financings. If we are unable to finance our current or future expansion projects, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects as well as capital expenditures, selling assets, securing debt financing, or obtaining additional equity financing or joint venture partners. These sources of funds may not be sufficient to finance our expansion, and other financing may not be available on acceptable terms, in a timely manner or at all. If we are unable to secure additional financing, we could be forced to limit or suspend expansion, development and renovation projects, which may adversely affect our business, financial condition and results of operations.

Changes in the regulatory environment could adversely impact our results of operation be restricting or preventing parts or all of our operations..

        From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations. In addition, from time to time, certain anti-gaming groups may propose referenda that, if adopted, would limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. Any expansion of gaming or restriction on or prohibition of our gaming operations could have a material adverse effect on our operating results.

We are subject to the possibility of an increase in gaming taxes, which would increase our costs.

        Taxing authorities raise a significant amount of revenue through taxes and fees on gaming activities. We believe that the prospect of significant revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and local income taxes, and such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our operations. From time to time, federal and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, poor economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to non-gaming regulation that could adversely affect us.

        We are subject to a variety of other local rules and regulations, including zoning, environmental, construction and land-use laws and regulations governing the serving of alcoholic beverages. We must maintain a hotel license to operate our hotel and a liquor license to serve alcoholic beverages. The loss of these licenses would have a material adverse impact on our revenues and results of operations. Penalties can be imposed against us if we fail to comply with these regulations. The imposition of a substantial penalty or the loss of service of a gaming facility for a significant period of time would have a material adverse affect on our business.

We intend to make substantial investments in renovating, expanding and improving the Bruce Hotel & Casino.

        We intend to raise approximately $25 million to fund the expansion, renovation and modernization of the Bruce Hotel & Casino. The gaming casino in the Bruce Hotel & Casino has been closed since March 2005 for remodeling and renovation, the first stage of our renovation project. We estimate that we will be required to raise approximately $5 million to complete the renovation and reopen the gaming casino. Our ability to generate sufficient revenue to earn a profit is dependent on our ability to raise the necessary funds to complete the renovation and to open our casino. We are in the process of seeking capital to complete the renovation, but have no firm commitments at this time.

        Our ability to benefit from our investments will depend on many factors, including:

•	our ability to successfully complete the renovations;

•	our ability to successfully integrate the expanded operations;

•	our ability to attract and retain competent management and employees;

•	our ability to secure the licenses, permits and approvals; and

•	the availability of adequate financing on acceptable terms.

        Many of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investments in the expansion, renovation and modernization of the Bruce Hotel & Casino.

We may experience construction delays during our expansion project.

        We currently are engaged in a substantial renovation project to improve our gaming casino. We also are evaluating other expansion opportunities at the Bruce Hotel & Casino. The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors.

        Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our results of operations.

If our key personnel leave us, our business will be significantly adversely affected.

        Our continued success will depend, among other things, on the efforts and skills of a few key executive officers and the experience of our property managers as well as our ability to attract and retain additional highly qualified personnel with gaming industry experience and qualifications to obtain the requisite licenses. We do not maintain “key man” life insurance for any of our employees. There is no assurance that we would be able to attract and hire suitable replacements for any of our key employees. We need qualified executives, managers and skilled employees with gaming industry experience to continue to successfully operate our business. We believe a shortage of skilled labor in the gaming industry may make it increasingly difficult and expensive to attract and retain qualified employees. We expect that increased competition in the gaming industry will intensify this problem.

Inclement weather and other conditions could seriously disrupt our business, financial condition and results of operations.

        Our business is seasonal and inclement weather conditions could affect the number of visitors to our hotel and casino. Our facilities are subject to risks including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane or other severe weather.

        Reduced patronage and the loss of service for any period of time could adversely affect our results of operations. We do not maintain business interruption insurance to compensate us if our hotel and casino experience a closure.

        Access to a number of our facilities may also be affected by road conditions, such as construction and traffic.

Energy and fuel price increases may adversely affect our costs of operations and our revenues

        Our casino properties use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, substantial increases in the cost of electricity in the Peru will negatively affect our results of operations. In addition, energy and fuel price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation to our properties, which would negatively impact our revenues. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material.

A downturn in general economic conditions may adversely affect our results of operations.

        Our business operations are subject to changes in international, national and local economic conditions, including changes in the economy related to future security alerts in connection with threatened or actual terrorist attacks in the United States, Spain and London, and related to the war with Iraq, which may affect our customers’ willingness to travel. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our properties, could result in fewer customers visiting our properties, which would adversely affect our results of operations.

Our success depends on visitors from the People’s Republic of China and changes to regulations related to tourism may adversely affect our results of operations.

        Approximately 70% of the guests at the Bruce Hotel & Casino during the year ended December 31, 2004, were tourist from the People’s Republic of China. We target tourist from the People’s Republic of China through our marketing programs. In 2003 the government of the People’s Republic of China ceased issuing work passports to its citizens and in doing so made it a requirement to secure a visa to travel to the Republic of Peru. The visa requirement significantly curtailed the number of travelers from the People’s Republic of China to the Republic of Peru and the financial results of the Bruce Hotel and Casino suffered from reduced hotel occupancy and reduced casino gaming revenues. In 2004, the Chinese government signed an agreement with the Republic of Peru adding Peru to its list of Approved Destination Status, permitting Chinese to travel more easily in Peru in organized group. If the Chinese government should change this policy and restrict travel to the Republic of Peru or the Republic of Peru should impose restrictions on entry, these changes would likely have a material adverse affect on our results of operations.

Our results of operations are subject to foreign currency exchange fluctuations between the U.S. dollar and nuevo sol (PEN), the currency of Peru.

        Our functional currency is the U.S. dollar. All of our expected revenue and expenses from the operation of the Bruce Hotel & Casino are expected to be in nuevo sol (PEN), the currency of Peru. Recently, the value of the U.S. dollar has declined compared to the PEN, and we expect that the exchange rate will fluctuate in the future. As a result, we may experience losses or declines in our gross profit margins as a result of fluctuations in the foreign currency exchange rates. At the present time, we do not hedge our foreign currency exchange risks.

Risks Related to Peru

        Our ownership of Peruvian companies and operation involves certain considerations not typically associated with ownership of U.S. companies, including those discussed below, and therefore should be considered more speculative than investment in the U.S.

Political and economic situation has historically been unstable

        During the past several decades, Peru has had a history of political instability that included military coups d’ tat and different governmental regimes with changing policies. Past governments have frequently played an interventionist role in the nation’s economy and social structure. Among other things, past governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, have restricted the ability of companies to dismiss employees and have expropriated private sector assets.

        Following the resignation of the former president, Alberto Fujimori (1990-2000), after revelations of corruption, the president of Congress, Valentin Paniagua, became interim president in November 2000. In 2001 Mr Paniagua oversaw free and fair presidential and congressional elections, and transferred power to the newly elected president, Alejandro Toledo of Peru Posible, on July 28, 2005. Since 2001, under President Toledo, Peru has pursued an ambitious program to re-establish democracy, following a decade of increasingly authoritarian rule and rampant corruption under the former Fujimori government, and is promoting a market-based economy that will benefit all citizens. Toledo is also devolving more power to the provinces. A weak congressional position and extremely low levels of popularity since 2002 have ensured that Mr Toledo’s position as president has been fragile throughout, and his leadership of government ineffectual at times.

        Inflation as measured by the Lima consumer price index has decreased from 7,650% in 1990 to 39.5% in 1993 to 1.79% in the period from January to May 2005, which is lower than the inflation rate for the same period in the previous year (3.18%). Peru’s gross domestic product, or GDP, grew by 4.8% during 2004, compared to 4.0% in 2003. In April 2005, GDP increased by 6.4%, as compared to the GDP in April 2004, which grew 3.4% as compared to the GDP in April 2003. This rise in GDP growth was largely a result of growth in the non-primary sector, mainly the non-primary manufacturing and construction sectors, which increased 9.3% and 10.6%, respectively, between May 2004 and April 2005.

        Notwithstanding the progress achieved in restructuring Peru’s political institutions and revitalizing the economy, there can be no assurance that President Toledo’s government, or any successor government, can sustain the progress achieved. In addition, it is possible that Toledo’s support could be eroded as a result of certain effects of current programs. For example, privatizations may result in layoffs due to the reduction in the work force of privatized companies. As in the case of all foreign investments, our investments in Peru could in the future be adversely affected by increases in taxes or by political, economic or diplomatic developments.

Our business and the tourism industry may be subject to terrorism and other threats

        Peru experienced significant terrorist activity in the 1980s and early 1990s, during which period anti-government groups escalated their acts of violence against the government, the private sector and Peruvian residents. The Company’s operations have not been directly affected by the terrorist activity.

        There has been substantial progress in suppressing terrorist activity since 1990, in part as a result of the arrest of the leaders and approximately 2,000 members of the two principal terrorist groups. Notwithstanding the success achieved during Fujimori’s regime, Peru during President Toledo’s rule has been swamped with a wave of social protests coupled with an increase in domestic guerilla terrorism activities. In June 2003, President Toledo was forced to declare a state of emergency to handle these issues. There can be no assurance that the progress achieved in combating terrorist activity can be sustained.

Currency fluctuations may have a negative impact on our results of operations

        Our income in Peru is denominated in Nuevos Soles, and substantially all of our income from casino and gaming operation will be received or realized in Nuevos Soles. However, we will be required to compute and distribute our income in U.S. dollars, and the computation of income will be made on the date of our receipt at the currency exchange rate in effect on that date. Accordingly, changes in the value of the Nuevo Sol against the U.S. dollar will result in corresponding changes in the U.S. dollar value of our assets denominated in Nuevos Soles and will change the U.S. dollar value of income and gains derived in Nuevos Soles. It is possible that the value of the Nuevo Sol could fall relative to the U.S. dollar between receipt of income and our distributions or date of accounting. In addition, assuming new proceeds are raised from future offerings, if the value of the Nuevo Sol falls relative to the U.S. dollar between the time we incurs expenses in U.S. dollars (i.e., contracting for capital improvements or purchase of equipment) and the time expenses are paid, the amount of Nuevos Soles required to be converted into U.S. dollars in order to pay expenses will be greater than the equivalent amount in Nuevos Soles of such expenses at the time they were incurred.

        In September 1991, the Nuevo Sol replaced the inti as the official currency of Peru. In February 1985, the inti had replaced the original Sol. Between 1978 and 1985, the Sol was gradually devalued through a crawling-peg system of mini-devaluations. Multiple exchange rates were utilized in the late 1980s in an attempt to favor manufacturing exports but were abandoned in 1990 in favor of a single-rate system.

The following table shows the nuevo sol/U.S. dollar exchange rate for the dates and periods indicated.

Exchange Rates
(S/. per US$)

	Exchange Rates(1) (S/. per US$)
	End of period	Average

2001	3.44	3.45
2002	3.51	3.52
2003	3.46	3.48
2004	3.29	3.41
2005
(1) Official rates offered by banks. Source: Peru Central Bank.

        The Central Bank of Peru has a history of adopting a policy of non-intervention in the exchange rate market, however, Since 2003, the Central Bank has conducted regular interventions in the foreign exchange market in order to reduce volatility in the value of Peru's currency against the U.S. dollar and to meet the demand for Nuevo Soles caused by pension funds and commercial banks restructuring their portfolio to include more assets denominated in Nuevo Soles as compared to foreign currency. The reduced volatility has enabled the Central Bank to increase its international reserves.

Peru has been subject to high levels of inflation in the past

        Peru historically has experienced very substantial, and in some periods extremely high and variable, rates of inflation. Annual inflation, as measured by consumer price index ("CPI), averaged 29.2% during the 1970s, accelerated in the 1980s and reached 7,500% in 1990. The economic and monetary program that the government implemented during the early 1990s achieved a drastic reduction in inflation. CPI during 2003 demonstrated relative stability, with an average inflation rate of 2.3%, as compared to 0.2% for 2002 and 2.0% for 2001. This record has served to foster confidence in the stability of the Peruvian currency.

        The consumer price index, or CPI, increased 3.5% during 2004. This rise in prices reflected supply shocks, including significant increases in the international prices of petroleum, wheat and soya oil as well as in the prices of some domestic foodstuffs such as rice and sugar, caused by the drought in the northern coast of Peru and restrictions of imports; these factors together account for 2.5 percentage points of annual inflation. These factors were partially attenuated by an appreciation of Peru's currency. In the period from January to May 2005, the annual inflation rate was 1.79%, lower than the inflation rate for the same period in the previous year (3.18%).

        Inflation and rapid changes in inflation rates have had and may continue to have significant effects both on the Peruvian economy and on the Peruvian securities and foreign exchange markets. There can be no assurance that the government's economic and monetary reform measures will be any more successful than previous programs in reducing inflation in the long term.

        Since we operate our primary business in Peru, we may be adversely affected by high inflation levels.

Exchange controls implemented by Peru may affect our ability to exchange Nuevo Sol for U.S. dollars

        Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of Peru's currency against the U.S. dollar. There can be no guarantee, however, that limits on our ability to remit profits will not be imposed in the future. Furthermore, if Peru were to reinstitute exchange control and if we were to issue promissory notes to raise or borrow funds, our ability to service debt could be adversely affected. There can be no assurance that the Peruvian government will continue its current policy of permitting currency transfers and conversions without restriction.

Availability of information on our competitors in Peru

        Although Peruvian generally accepted accounting, auditing and financial reporting standards and practices are similar in some respects to those employed in the United States, they are not equivalent and differ significantly in certain fundamental areas, most notably the treatment of inflation accounting. Moreover, equity research and public information on businesses and individuals is not as common in Peru as it is in the United States. As a consequence, fewer research reports are available on Peruvian hospitality and gaming operation than on similar U.S. operation.

Enforceability of judgments under Peruvian law may be difficult

        Substantially all of our assets are located in Peru and are held by the subsidiaries in Peru. In the event that investors were to obtain a judgment in the United States against us, Kubuk International Inc., Kubuk Investment SAC or Kubuk Gaming SAC and seek to enforce such judgment in Peru, the investor's ability to enforce the judgment in Peru would be subject to Peruvian laws regarding enforcement of foreign judgments. In general, Peruvian law provides that a judgment of a competent court outside of Peru would be recognized and could be enforced against the assets of the debtor in Peru, subject to the following statutory limitations set forth in the Peruvian civil code: (i) the judgment must not resolve matters for which exclusive jurisdiction of Peruvian courts applies (i.e., disputes relating to real estate located in Peru); (ii) the competence of the foreign court which issued the judgment must be recognized by Peruvian conflict of laws rules; (iii) the party against whom the judgment was obtained must have been properly served in connection with the foreign proceedings; (iv) the judgment of the foreign court must be a final judgment, not subject to any further appeal; (v) no pending proceedings may exist in Peru among the same parties and on the same subject; (vi) the judgment by the foreign court cannot be in violation of public policy; and (vii) the foreign court must grant reciprocal treatment to judgments issued by Peruvian courts. Moreover, there can be no assurance that a judgment rendered against us in the United States in a bankruptcy-related action would be enforceable against the assets of our subsidiaries in Peru or that a Peruvian court would not assert jurisdiction in a bankruptcy proceeding.

Risks Related to Securities

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

        We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002. Any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended December 31, 2006, we will be required to furnish a report by management on our internal control over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management's assessment of the effectiveness of internal control over financial reporting under Section 404.

        While we believe our internal control over financial reporting is effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2006 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

        Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

You may lose your entire investment in our shares.

        An investment in our common stock is highly speculative and may result in the loss of your entire investment. Only investors who are experienced investors in high risk investments and who can afford to lose their entire investment should consider an investment in us.

There is only a limited trading market for our securities.

        Our common stock is quoted for trading on the National Association of Securities Dealers over-the-counter bulletin board, and there is currently only a limited trading market for our common stock. There can be no assurance that an active market will develop or be sustained. The lack of an active public market for our common stock could have a material adverse effect on the price and liquidity of the common shares.

Our officers and directors beneficially own approximately 65.7% of our issued and outstanding common stock, which may limit your ability to influence corporate matters.

        As of November 11, 2005, Tom Liu, our Chief Executive Officer, beneficially owned 7,213,439 shares of our common stock (approximately 33.6%); David Liu, Tom Liu's father, beneficially owned 4,823,121 shares of our common stock (approximately 22.4%); Guo Xiu Yan, Tom Liu's mother, owned 1,807,913 shares of common stock (approximately 8.43%); and our other officers and directors, collectively, as a group, beneficially owned 5,405,525 shares of our common stock (approximately 25.19%). These shareholders could control the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also could prevent or cause a change in control. The interests of these shareholders may conflict with the interests of our other shareholders.

        Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the penny stock rules.

        Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares are considered penny stock. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

        A broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and stockholders may have difficulty reselling their shares.

        Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the company's operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like AMEX. Accordingly, you may have difficulty reselling any of the stock you purchase.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

        We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.